Sam,

Last month, our team won this rare Dana Schutz cat painting at auction in New York. Check it out:



Dana Schutz (left), Our Offering (right)

We got it for what we believe to be a great price, and are offering it for $171,000, one of our smallest initial offering sizes ever.

Schutz is in the collections of the Met, the MoMA, the Guggenheim, and countless other prestigious museums—add shares in her market with this painting today.

Invest here and view offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA. Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.